UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______*)

METASUN ENTERPRISES, INC.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
089006 10 0
(CUSIP Number)
copy to: William Macdonald Clark, Wilson Barristers & Solicitors Patent & Trade-Mark Agents 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

SCHEDULE 13D
CUSIP No.	089006 10 0
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHAD DE GROOT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Chad De Groot is a Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,100,000 shares of common stock beneficially owned
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
5,100,000 shares of common stock beneficially owned
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,100,000 shares of common stock beneficially owned
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.24%, based on 10,357,500 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
Chad De Groot - IN

Item 1. Security and Issuer

This Statement relates to common shares without par value of Metasun Enterprises, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 201, 1040 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C4.

Item 2. Identity and Background

Chad De Groot, a citizen of Canada, is the President, Secretary and Treasurer of the Issuer, with an address at Suite 201 - 1040 West 8th Avenue, Vancouver, British Columbia, Canada V6H 1C4.

During the last five years, Mr. De Groot has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). During the last five years, Mr. De Groot was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. De Groot beneficially owns a total of 5,100,000 shares of common stock of the Issuer on July 29, 2004. Chad De Groot acquired beneficial ownership of 100,000 shares of the Issuer's common stock on October 3, 2003 in a private placement transaction and acquired 5,000,000 shares of the Issuer's common stock on November 28, 2003 in a private placement transaction.

Item 4. Purpose of Transaction

Chad De Groot entered into the above-mentioned transactions to acquire shares of the Issuer's common stock for investment purposes.

Other than any shares or other securities of the Issuer that Mr. De Groot may receive as compensation from the Issuer, Mr. De Groot does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. De Groot beneficially owns an aggregate of 5,100,000 shares of common stock (49.24%) of the Issuer.

Mr. De Groot has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 5,100,000 shares of common stock (49.24%) of the Issuer.

Other than described in Item 3 above, Mr. De Groot has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2004	/s/ Chad De Groot____________________ Signature
Chad De Groot, President, Secretary, Treasurer
Name/Title